Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On October 28, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated October 27, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

October 28, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Thirteenth Meeting of the Second Session

of the Board of Directors

The Thirteenth Meeting (the “Meeting”) of the Second Session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 27, 2008 at the conference room located at 31F of the headquarter of the Company. The directors were notified of the Meeting by way of a written notice dated October 13, 2008. Of the 13 directors of the Company, Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Long Yongtu, Ma Yongwei and Ngai Wai Fung, independent directors of the Company, participated in the Meeting in person; Sun Shuyi, Chau Tak Hay and Cai Rang, independent directors of the Company, were on business leave, but they respectively authorized Ma Yongwei, Ngai Wai Fung and Long Yongtu (independent directors of the Company) in writing to act on their behalf and cast votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company (the “Articles of Association”).

The Meeting was presided over by Chairman Mr. Yang Chao. The directors at the Meeting unanimously passed the following resolutions after sufficient review and discussions:

A.	Passed the Third Quarter Report for the Year of 2008

Voting result: 13 for, 0 against, with no abstention

B.	Passed the Proposal on the Financial Reporting Standards of the A Share and H Share Financial Statements of the Company

Commission File Number 001-31914

The Board approved the Company to draft relevant proposals to implement the Enterprise Accounting Standard Interpretation (No. 2), and approved the Company to finalize the detailed accounting standards upon the promulgation of specific implementation guidelines by competent authorities.

Voting result: 13 for, 0 against, with no abstention

C.	Passed the Proposal on the Proposed Capital Increase of China Life Insurance Asset Management Company Limited

The Company proposed to increase the capital of China Life Insurance Asset Management Company Limited (the “AMC”) together with China Life Insurance (Group) Company (the “CLIC”). Prior to such capital increase, the registered capital of AMC was RMB 1 billion, with the Company and CLIC each holding its 60% and 40% equity interest respectively. After such capital increase, the shareholding ratio in AMC of the Company and CLIC will remain unchanged. The Board authorized the management of the Company to specifically organize and implement such capital increase. Since such capital increase is still subject to approval by relevant government authorities, specific amount of the capital increase is still uncertain. Following the execution of the Capital Increase Agreement, the Company will disclose terms of such related party transaction according to the listing regulations of the jurisdictions where the Company is listed.

During the review of such proposal, pursuant to regulatory rules of the jurisdictions where the Company is listed and the provisions under the Articles of Association, Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, directors of the Company, abstained from voting as related directors.

Directors of the Company (including independent directors) consider that such related party transaction was conducted under general commercial terms, is fair and reasonable to the Company and all shareholders of the Company, and is beneficial to the interest of the Company and its shareholders.

Voting result: 6 for, 0 against, with no abstention

D.	Passed the Proposal on the Contract Regarding the Transfer of Rights and Obligations under the Property Leasing Agreement

At the beginning of 2007, the Company and CLIC executed a property leasing agreement, pursuant to which, CLIC leased to us some of its properties. On October 10, 2008, CLIC and China Life Investment Holding Company Limited (the “Investment Company”) executed a transfer agreement, pursuant to which, CLIC agreed to transfer its retained assets to the Investment Company without compensation as of June 30, 2008. According to the transfer agreement, the Investment Company will acquire the ownership of CLIC’s self-owned properties under the property leasing agreement. Therefore, it is necessary for the Company to enter into a contract regarding the transfer of the rights and obligations under the property leasing agreement with CLIC and the Investment Company to revise the original property leasing agreement.

During the review of such proposal, pursuant to regulatory rules of the jurisdictions where the Company is listed and the provisions under the Articles of Association, Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, directors of the Company, abstained from voting as related directors.

Directors of the Company (including independent directors) consider that such related party transaction was conducted under general commercial terms, is fair and reasonable to the Company and all shareholders of the Company, and is beneficial to the interest of the Company and its shareholders.

Commission File Number 001-31914

Voting result: 6 for, 0 against, with no abstention

E.	Passed the Proposal on the Work Arrangement of New Directors at the Special Committees of the Board

The Board decided that:

Work arrangement for the three new directors at the special committees of the Board is as follows: Mr. Miao Jianmin will join the Nomination and Compensation Committee; Mr. Lin Dairen will join the Strategy Committee and Ms. Liu Yingqi will join the Risk Management Committee.

Voting result: 13 for, 0 against, with no abstention

F.	Passed the Proposal on the Convening of the Fourteenth Meeting of the Second Session of the Board of Directors

Voting result: 13 for, 0 against, with no abstention

China Life Insurance Company Limited

Board of Directors

October 27, 2008